Exhibit 99.1

Genetic Technologies Quarterly Investor Webinar

Melbourne, Australia, 27 October 2020: Molecular diagnostics company Genetic Technologies Ltd (ASX: GTG; NASDAQ: GENE, “Company”), will provide an investor webinar to discuss the quarterly results and further advancements to its diagnostic tests for the period ending 30 September 2020 to be released to the market on Friday 30 October 2020.

The Company will host the webinar via Zoom and it is expected to last approximately 45 minutes.

To register please follow the link below.

Date: Friday 30th October 2020

Time: 11:30am AEDT

Registration Link: https://us02web.zoom.us/webinar/register/WN_mkXCxcAlSJizX3DP0gYuug

The announcement was approved by the Board of Directors.

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Mr Dave Gentry RedChip Office:
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com